EXHIBIT 7.1

Ratio of earnings to fixed charges – Continuing operations

For the purpose of computing this ratio, earnings consist of Group income from Continuing operations before taxation of Group and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

Ratio of earnings to fixed charges	2004	2003	2002	2001	2000
For the Group (UK GAAP)	3.3	1.5	2.3	1.7	2.4

For the Group with adjustments to accord with US GAAP	2.4	0.5	0.9	1.4	—

The deficiency of earnings to fixed charges under US GAAP for the years ended December 31, 2003, 2002 and 2000 was £73m, £47m and £422m respectively.